Results of Meeting of Shareholders

AXP HIGH YIELD TAX-EXEMPT FUND

REGULAR MEETING OF SHAREHOLDERS HELD ON NOVEMBER 13, 2002

(UNAUDITED)

A brief description of each proposal voted upon at the meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each proposal is set forth below.

Proposal 1

To elect the thirteen nominees specified below as Board members*.

                       Shares Voted "For"   Shares Withholding Authority to Vote
Arne H. Carlson          492,709,189.041              17,462,641.696
Philip J. Carroll, Jr.   493,539,011.989              16,632,818.748
Livio D. DeSimone        492,808,790.041              17,363,040.696
Barbara H. Fraser        493,301,886.150              16,869,944.587
Ira D. Hall              493,215,801.937              16,956,028.800
Heinz F. Hutter          492,937,804.788              17,234,025.949
Anne P. Jones            493,347,057.644              16,824,773.093
Stephen R. Lewis, Jr.    493,784,847.206              16,386,983.531
Alan G. Quasha           493,605,526.622              16,566,304.115
Stephen W. Roszell       493,620,974.066              16,550,856.671
Alan K. Simpson          491,899,193.913              18,272,636.824
Alison Taunton-Rigby     493,504,843.983              16,666,986.754
William F. Truscott      493,515,185.083              16,656,645.654
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Proposal 2

To Amend the Articles of Incorporation/Declaration of Trust*:

2(a). To allow one vote/dollar instead of one vote/share.

Shares Voted "For"    Shares Voted "Against"    Abstentions    Broker Non-Votes
  431,337,985.716         41,185,443.737      20,327,754.284    17,320,647.000

2(b). To change the name of the corporation.

Shares Voted "For"    Shares Voted "Against"    Abstentions    Broker Non-Votes
  449,290,339.617         41,400,103.165      19,481,387.955         0.000

* Denotes Registrant-wide proposals and voting results.